Investor Presentation Q1 2026 1 January – 31 March 2026 20th May 2026

Disclaimer This presentation (this “Presentation") has been prepared by Cadeler A/S (the “Company") exclusively for information purposes and may not be reproduced or redistributed, in whole or in part, by any other person. Forward-looking statements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, each as amended. All statements other than statements of historical fact included in this Presentation are forward-looking statements, including those regarding future guidance, such as those related to anticipated revenue, EBITDA and Adjusted EBITDA. Forward looking statements involve risks, uncertainties and assumptions, and actual results may differ materially from any future results expressed or implied by such forward-looking statements. Words such as "anticipate," "believe ," "continue," "could,“ "estimate," "expect," "intend," "may," "might,“ “forecast”, “on track,” "plan," “possible,” “potential,” “predict,” "project," "should," "would," "shall," “target,” "will" and similar expressions are intended to assist in identifying forward looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. All forward-looking statements included in this Presentation speak only as of the date of this Presentation and the Company undertakes no obligation to revise or update any forward-looking statement for any reason, except as required by law. Risks and uncertainties include, but are not limited to, those detailed in the Company’s most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. You should consider these risks and uncertainties when evaluating the Company and its prospects. None of the Company or any of its parent or subsidiary undertakings or any of such persons’ directors, officers or employees provides any assurance that the assumptions reflected in the forward-looking statements included in this Presentation are free from error nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments. Non-IFRS performance measures This Presentation includes certain Non-IFRS performance measures, including EBITDA, Adjusted EBITDA, and contract backlog. Such Non-IFRS performance measures are presented herein as the Company believes that such measures provide investors with additional useful information and a means of understanding how the Company’s management evaluates the Company’s operating performance. Such performance measures should not, however, be considered in isolation from, as substitutes for, or as superior to financial measures prepared in accordance with IFRS. Moreover, other companies may define Non-IFRS measures differently, which limits the usefulness of these measures for the purpose of any comparison with such other companies. Industry and market data Information contained in this Presentation concerning the Company’s industry and the market in which it operates, including general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources such as independent industry publications, government publications, and reports by market research firms or other published independent sources. You are cautioned not to give undue weight to such information. You are further advised that any third-party information referred to in this Presentation has not been prepared specifically for inclusion in this Presentation and while the Company believes such information to be generally reliable, it has not undertaken any independent investigation to confirm the accuracy or completeness of such information or to verify that more recent information is not available. | 2

Q1 2026 - Highlights Financial performance in line with expectations Robust contract backlog of EUR 2.7 billion provides solid earnings visibility Newbuild program on track with Cadeler’s second A-class vessel named in April Continued solid execution across the globe. Wind Ally and Wind Orca fully mobilised & first complete monopile foundations installed on Hornsea 3 Strong utilisation with vessels operating across the world, Nexra secures utilisation through multiple projects in APAC | 3

Commercial highlights Q1 2026 | 4

Executing on projects

Deep-dive on Hornsea 3 next



Wind Scylla
WTG installation at the Sunrise Wind project for Ørsted



Wind Orca
Performing secondary steel scope on the Hornsea 3 project for Ørsted



Wind Osprey
WTG installation on the EA3 project for ScottishPower Renewables



Wind Mover
WTG installation on the Baltic Power project in the Baltic Sea



Wind Maker
Undertaking Nexra O&M campaign for Vestas in Taiwan



Wind Pace
WTG installation on the EA3 project for ScottishPower Renewables



Wind Peak
WTG installation on the Sofia project for Siemens Gamesa



Wind Keeper
WTG installation on the He Dreiht project for Vestas



Wind Ally
FOU installation on the Hornsea 3 Foundation installation project for Ørsted



Wind Zaratan
Undertaking Nexra O&M scope at the Akita Port Marubeni wind farm in Japan

CADELER | 5

Hornsea 3 project update From concept to delivery: first fully commissioned monopile foundation installed • Execution on the Ørsted Hornsea 3 project continues: Wind Ally and Wind Orca are fully mobilised, all mission systems and logistics validated in live operations, confirming proof of concept • First round-trip completed, vessel completing second round-trip • First monopiles fully commissioned, marking an important milestone in delivery of the project • Nearly 50 monopiles transported to the marshalling port, 3 Heavy Transport Vessels are on charter • The focus is to continue safe execution as well as capture the learnings from first round-trips to improve efficiency Selected moments from the projectProject update | 6

Significant backlog across key markets A 2.7bn backlog provides solid earnings visibility Europe APAC Undisclosed client WTG – 2027 North America Revolution Wind WTG – 2025 He Dreiht WTG – 2025 Baltic Power WTG – 2026 Sofia WTG – 2025 East Anglia THREE WTG – 2026 Hornsea 3 FOU & WTG – 2026 Baltica 2 WTG – 2027 Inch Cape WTG – 2026 East Anglia TWO FOU & WTG – 2027 Bałtyk II & III WTG – 2027 Sunrise Wind WTG – 2026 Undisclosed client O&M – 2026 O&M + WTG – 2026 Formosa 4 WTG – 2028 US projects contribute to ~4% of total backlog BC-Wind WTG – 2028 Undisclosed client FOU & WTG – 2029 Vessel Reservation Agreements / Preferred Supplier Agreements (not in backlog) Undisclosed client WTG – 2028 Region as % of total backlog | 7 88% 8% 4% Undisclosed client O&M – 2026 3x Undisclosed client FOU – 2028

Contract backlog remains strong at EUR 2.7 Billion

Development in contract backlog FY 2022 – Q1 2026

Development in contract backlog FY 2022 – Q1 2026



(EURm)
907
254
653
1,359
274
1,085
1,736
357
1,379
1,915
389
1,526
2,336
429
1,907
2,022
281
1,742
2,766
375
2,391
2,704
401
2,303
82%
of total backlog has reached FID
FY 2022
H1 2023
FY 2023
H1 2024
FY 2024
H1 2025
FY 2025
Q1 2026
Options
Firm

1. Figures are for period-end, except that the contract backlog provided for Q1 2026 is as of 20 May 2026 (the date of this presentation).
2. Figures provided for FY 2022 and H1 2023 exclude the contribution to the contract backlog resulting from Cadeler's business combination with Eneti Inc., completed in December 2023.
3. Contract backlog assumes 100% of counterparty options are exercised. Of the total contract backlog, EUR 2,303m represents firm contracted days and EUR 401m represents days subject to the exercise of counterparty options.
4. 82% of the contract backlog (an aggregate of EUR 2,229m) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID).
5. Contract backlog excludes vessel reservation agreements.

New in Q1 2026

- In February, Nexra – Cadeler's O&M service platform – announced the signing of a firm contract for an O&M campaign in Taiwan commencing in March 2026, to run for 3-4 months. The value of the contract to Cadeler exceeds EUR 20m.
- In March, Nexra closed two additional firm contracts: a second 3 – 4 -month O&M campaign for Wind Maker in Taiwan, and a 2 – 3-month campaign for Wind Zaratan in Japan, both to be completed in 2026.

Preferred Supplier Agreement (not included in backlog)

- In January, Cadeler announced that it had signed a preferred supplier agreement (PSA) with an undisclosed client for the transportation and installation of monopiles and transition pieces at a large offshore wind farm in Europe. The campaign is expected to commence in H1 2028 and to be executed using two of Cadeler's vessels, including a newbuild A-class vessel. The PSA is subject to the client's FID on the project.

CADELER | 8

Progress on newbuilds | 9 Vessel Progress update Expected delivery % completion 98% Q3 2026 Wind Ace • Steel cutting completed in July 2025. • Fabrication of steel blocks is ongoing. • Factory acceptance testing of Generator sets, Jacking Gears and Thrusters has been completed. • Keel laying planned for July 2026. • Delivery accelerated within Q2 2027 due to client demand. Q2 2027 Wind Apex 49% • Steel cutting completed in July 2024. • Launching completed in December 2025. • Commissioning of Generator sets, Jacking system and Auxiliary crane has been completed. • Sea trial planned to start end of May 2026. • Crane overload test planned for June 2026.

Wind Ace naming ceremony | 10

Financial highlights Q1 2026 | 11

Financial highlights

Q1 2026

Revenue

€ 124.7m



65.5
124.7
Q1 2025
Q1 2026

Equity Ratio

47.6%



49.7%
47.6%
Q1 2025
Q1 2026

Utilisation[1]

77.7%



55.3%
79.4%
Unadj.
Adj.
47.6%
77.7%
Unadj.
Adj.
Q1 2025
Q1 2026

Market Capitalisation[2]

€ 2.3b

EBITDA

€ 47.0m



23.7
47.0
Q1 2025
Q1 2026

Net Profit

€ -7.0m



1.8
-7.0
Q1 2025
Q1 2026

Backlog[3]

€ 2.7b



2.5
2.7
Q1 2025
Q1 2026

3-month Daily Average Turnover[4]

€ 7.7m

€ 1.9m (NYSE) / 2.8m (OSE) / 3.1m (other exchanges)

1) Adjusted utilisation which means adjusted for planned off-hire including drydock and transportation from shipyard; 2) Combined market capitalisation at closing on 18 May 2026;
3) Backlog Q1 2025 is for period-end, and backlog provided for Q1 2026 is as of 20 May 2026 (the date of this presentation); 4) Three-month Average Daily Trading Volume (ADTV) multiplied by Volume Weighted Average Price (VWAP). All prices have been converted to euro using the daily exchange rate. The category "other" entails trades facilitated by the interoperability among clearing corporations on different exchanges. No pricing data available for these transactions. The VWAP for OSE has been applied as a proxy. OSE trading days and volume exclude 26 March 2026 when a private placement took place.

CADELER | 12

Consolidated P&L for Q1 2026

EUR '000	Q1 2026	Q1 2025
Revenue	124,727	65,474
Cost of sales	(97,964)	(44,558)
Gross profit	26,763	20,916
SG&A and other expenses	(18,977)	(16,086)
Operating profit	7,786	4,830
Finance net	(14,638)	(1,801)
Profit before income tax	(6,852)	3,029
Income tax expense	(197)	(1,231)
Profit after tax	(7,049)	1,798
EBITDA	46,998	23,654
Vessel OPEX (EUR per day)[1]	40,837	36,889
No. of owned vessels	10	7
Headcount onshore (Average)	355	272

1) Vessel OPEX per day based on crewing costs, technical costs and insurance.

Key takeaways

- Revenue for the first three months of 2026 increased by EUR 59 million to EUR 125 million compared to the same period in 2025, primarily driven by higher contracted days following fleet expansion.
- Revenue increase driven by higher contracted days from an expanded fleet, despite utilisation declining as available days increased faster due to fleet expansion and transition activity. Fleet utilisation decreased to 47.6% compared to 55.3% in Q1 2025 with adjusted utilisation of 77.7% compared to 79.4% in Q1 2025.
- Cost of sales increased by EUR 53 million to EUR 98 million, driven mainly by the addition of three new operating vessels (Wind Ally, Wind Mover and Wind Keeper) compared to seven vessels in operation in the prior year.
- SG&A increased as the organisation scaled onshore functions to meet the demands of an expanded fleet and continued project growth.
- EBITDA increased by EUR 23 million to EUR 47 million, driven by higher revenue despite lower utilisation.
- Vessel OpEx per day increased, driven by temporary project preparation costs and a small number of one-off items in Q1.

CADELER | 13

Consolidated Balance Sheet for Q1 2026 Key takeaways • Total assets increased by EUR 119 million since year-end 2025, driven by continued investment in vessels and a higher cash balance following the equity raise completed in March 2026. • Equity increased to EUR 1,682 million, reflecting net proceeds from the share capital increase, lifting the equity ratio to 48% from 44% at year-end 2025. on C rrent ssets Cash ther C rrent ssets otal ssets it on c rrent lia ilities C rrent lia ilities otal it and ia ilities it ratio F | 14

CapEx program expected to be fully funded

Strong interest from banks to finance Cadeler's CapEx program

CapEx program and planned Cadeler financing

(EURm)



Signed / Committed
EUR 411m
Additional CapEx for mission equipment is expected at project start
148
263
35
227.5
230
230
641
(260)
(163)
(423)
218
RCF- undrawn
A-Class - Wind Ace
A-Class - Wind Apex
Total
A-Class
Net Funding

Cadeler's secured CapEx and funding

EUR 2,026m in funding secured of which EUR 1,615m is drawn as per 31 March 2026, i.e., EUR 411m still undrawn. Key takeaways are:

- Wind Ally financing of EUR 262m utilised (incl. Mission Equipment tranche). Remaining facility related to Wind Ace of EUR 263m (incl. EUR 35m in Mission Equipment).
- M-class facility fully utilised FY 2025 with delivery of Wind Mover in Q4 2025.
- P-class tranche fully utilised with delivery of the second P-class vessel, Wind Pace, in March 2025.
- Wind Keeper facility of EUR 125m fully utilised
- Cash and available liquidity[1] as per 31 March 2026 of EUR 221m and EUR 369m, respectively (excl. payment on first instalments on T-class vessels and Scour).

Hedging

- 50% of USD exposure hedged.
- ~50% of interest exposure hedged for the first five years of the expected facilities.

1) Excluding restricted cash and not considering minimum free liquidity covenant. Note: Exchange rate of EUR/USD 1.1473 at 31/03-2026.

CADELER | 15

Financing overview as of 31 March 2026

All figures in EURm	Vessels	Facility	Commitment	Outstanding[1]	Comments
Comitted Financing	O-class, Scylla & Zaratan	RCF-A	250	202	
		RCF-B	100	-	*Extension of RCF B until December 2027*
		Term Loan	78	78	
	O-class, Scylla & Zaratan total		428	280	
	P-class	Syndicated	378	378	
	M-class	Syndicated	398	398	
	A-class	Syndicated	515	252	*Amortisation has been initiated*
	Wind Keeper	Take-out	122	122	
	Corporate	HSBC, Standard Chartered	125	125	
	Corporate	HSBC, Clifford Capital	60	60	*EUR 80m accordion expected to be signed during Q2 2026*
	Total commitment		2,026	1,615	
Uncomitted Financing	Wind Apex[2]	Syndicated	230	-	*Financing expected to be launched during Q2 2026*
	Total uncommitment		230	-	
Total			2,256	1,615	

1) Utilised as per 31/03-2026; 2) Used exchange rate of EUR/USD 1.1473 at 31/03-2026..
Note: In addition, Cadeler has uncommitted Performance guarantee lines of i) EUR 160m secured under the EUR 550m Facility, ii) EUR 60m secured under the P-class facility, iii) EUR 50m with Allianz (unsecured) and iv) EUR 52m with RBS (unsecured)

CADELER | 16

Full Year Outlook for 2026 FY 2026 impacted by: • Strong market demand (backlog) and high vessel utilisation across the Cadeler fleet. • Wind Orca and Wind Ally executing Cadeler’s full-scope foundation transportation & installation campaign for Hornsea 3. • Nexra expected to benefit from growing demand for O&M work in the offshore wind Industry. • Wind Keeper in operation on a long-term contract after undergoing various modifications in 2025. • Wind Ace expected timely delivered in Q3 2026, preparing for upcoming projects in 2027. e en e I D ct als tlook | 17

Commercial outlook | 18

Market outlook

Momentum in offshore wind continues to build, with increasing visibility into demand

Recent development

- Recent geopolitical tensions are increasingly pointing toward the **demand for locally-produced energy**, **energy security** and **affordability**
- The positive momentum continues to build as the focus in Europe is gradually shifting towards the market post 2030 - we expect **strong growth towards the end of the decade and beyond 2030**
- **Long-term visibility has significantly improved**: new tenders with supportive terms are accelerating as an increasing number of governments are adopting longer-term CfDs
- **UK AR8 moved forward to July 2026** and confirmed additional GBP 200m budget for Clean Industry Bonus
- **France is planning to award around 10 GW of offshore wind capacity** through the combined AO9 and AO10 tenders to drive scale and enable faster offshore deployment

Cumulative additions by region ex-China[1] (in GW)



Americas
APAC
EMEA
200
150
100
50
0
186
51
122
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035

1. Source: WoodMac

CADELER | 19

Increasing undersupply of capable vessels in the market Current fleet is aging and becoming inefficient for the installation of next-gen wind turbines Illustrative vessel supply / demand balance ppl o e icient FI s I s o essels Vessels exiting market supply at the end of operational life Increasing demand for FOU and WTG installations, and O&M | 20 1. FIV = Foundation Installation Vessels, WTIV = Wind Turbine Installation Vessels 1

Planned investment in exceptional growth opportunities Successful private placement raising approx. EUR 175m unlocks potential to fund initial capital commitments for two T-class newbuilds and the acquisition of a scour protection vessel Key investment highlights • Structural vessel undersupply especially towards the end of the decade & no industry newbuilds ordered since Q2 2024 • Proprietary expertise and deep relationships in the shipbuilding industry secure best-in-class vessels at competitive pricing • Scour protection asset a strategic enabler for foundation contracts red cin inter ace co ple it or Cadeler’s clients and scheduling risks, while improving overall project economics • Additional assets allow Cadeler to develop a more flexible and integrated solution for clients ilt on the ind str ’s largest and most capable fleet. | 21

| 22 Cadeler has the largest fleet of vessels capable of efficient installation and O&M of wind turbines and foundations Note: Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Source: 4C Offshore and public filings # of wind turbine and foundation installation vessels1 Maersk World’s largest and most versatile fleet of next-generation offshore wind turbine and foundation installation vessels. Improved customer value proposition through increased flexibility, redundancy and reduced risk of project slippage. otential class ne ilds e ac e ilds since 1 vessel becoming a full- time O&M asset aa Key investment highlights Largest, most capable and versatile fleet = redundancy for clients Strong relationships and partnerships, industry leading position Global reach and experience Structural undersupply and increasing market demand Strong track record and backlog | 23